**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated September 10, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __     **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __     **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     **No X**

Enclosure: Press release **DEALING IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

**10 September 2018**

# NEWS RELEASE

**DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Executive Director has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.

Details of the transaction are provided below:

| | |
|---|---|
| Name of director | Kelvin Dushnisky |
| Name of company | AngloGold Ashanti Limited |
| Nature of transaction | On-market purchase on the New York Stock Exchange |
| Class of security | American Depositary Receipts (ADR) |
| Date of transaction | 4 September 2018 |
| Number of ADRs purchased | 19,450 |
| Price per ADR | US$7.7200 |
| Value of transaction | US$150,154.00 |
| Date of transaction | 5 September 2018 |
| Number of ADRs purchased | 9,750 |
| Price per ADR | US$7.6599 |
| Value of transaction | US$74,684.03 |
| Date of transaction | 5 September 2018 |
| Number of ADRs purchased | 4,935 |
| Price per ADR | US$7.7000 |
| Value of transaction | US$37,999.50 |
| Date of transaction | 6 September 2018 |
| Number of ADRs purchased | 15,865 |
| Price per ADR | US$7.80 |
| Value of transaction | US$123,747.00 |
| Nature and extent of interest | Direct beneficial |
| Prior clearance to deal | Obtained |

**ENDS**

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

## <u>Contacts</u>

<u>**Media**</u>
| | | |
|---|---|---|
| Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com |
| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
| General inquiries | | media@anglogoldashanti.com |

<u>**Investors**</u>
| | | |
|---|---|---|
| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
| Sabrina Brockman (US & Canada) | +1 646 880 4526 / +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| Fundisa Mgidi (South Africa) | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 10, 2018

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance